UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report as Exhibit 1 is Supplement No. 1 to the proxy statement of DryShips Inc. (the “Company”) dated July 26, 2010.  As previously announced, the Company’s 2010 Annual Meeting of Shareholders (the “Annual Meeting”) will be held on September 6, 2010.  Supplement No. 1, together with the Company’s proxy statement, cover letter to shareholders, notice of the Annual Meeting and 2009 Annual Report (collectively, the “Proxy Materials”) are available on the Company’s website at http://drys.agmdocuments.com/ASM2010.html. Shareholders may receive a hard copy of any of the Proxy Materials free of charge upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 27, 2010	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

______________________

SUPPLEMENT NO. 1 TO
PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 6, 2010
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

This Supplement No. 1 supplements the proxy statement of DryShips Inc. (the “Company”) dated July 26, 2010 and mailed to shareholders on or about that date in connection with the Company’s 2010 Annual Meeting of Shareholders to be held on September 6, 2010.  This Supplement No. 1 can be found on the Company’s website at http://drys.agmdocuments.com/ASM2010.html. Shareholders may also receive a hard copy of this Supplement No. 1 free of charge upon request.

VOTING RIGHTS AND OUTSTANDING SHARES

On July 19, 2010 (the “Record Date”), the Company had outstanding 294,827,321 shares of common stock, par value $0.01 per share (the “Common Shares”) and 52,238,806 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, the “Voting Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Voting Share then held.  One or more shareholders representing at least a majority of the Voting Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.

The Common Shares are listed on The Nasdaq Global Select Market under the symbol “DRYS.”  The Preferred Shares are not publicly traded.